MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of February 15, 2012, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2011 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for 2011 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The December 31, 2011 audited consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The 2010 comparative information included in the December 31, 2011 audited annual consolidated financial statements and in this MD&A has been restated in accordance with IFRS. The 2009 comparative information included in the consolidated financial and operating highlights has not been restated and has been prepared in accordance with Canadian generally accepted accounting principles. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2011, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to remain volatile as economies around the world continue to experience economic difficulties. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, and Ghanaian cedi, may have an impact on the Company's operating costs and capital expenditures (see Section 11 - Risk Analysis for additional details on the impact of foreign exchange rates).

On March 31, 2011, the Company amended its revolving credit facility agreement to increase the amount of available credit to $1.2 billion and extended its term to March 2015. As at December 31, 2011, the Company had $1,145.4 million available under its credit facility arrangements.

KINROSS GOLD 2011   21

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021, and $250.0 million principal amount of 6.875% senior notes due 2041.

On December 21, 2011, the Company completed a $200.0 million non-recourse term loan financing with a group of international financial institutions. The loan has a term of five years, matures on September 30, 2016, and bears interest at LIBOR plus 2.50% (December 31, 2011 - 3.07%). Semi-annual principal repayments will commence in March 2013.

Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2011	2010

Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol (a)(b)	Kinross	Russian Federation	100%	75%
Paracatu	Kinross	Brazil	100%	100%
Crixás	AngloGold Ashanti	Brazil	50%	50%
La Coipa	Kinross	Chile	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a)
As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.

(b)
As of December 31, 2011, Dvolnoye was reclassified into the Kupol segment.

22   KINROSS GOLD 2011

Consolidated Financial and Operating Highlights

	Year ended December 31,			2011 vs 2010			2010 vs 2009
(in millions, except ounces, per share amounts, gold price and production cost of sales per equivalent ounce)	2011	2010	2009 (g)	Change	% Change		Change	% Change

Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	2,702,573	2,527,695	2,470,042	174,878	7%		57,653	2%
Sold (c)	2,701,358	2,537,175	2,487,076	164,183	6%		50,099	2%
Attributable gold equivalent ounces (a)
Produced (c)	2,610,373	2,334,104	2,238,665	276,269	12%		95,439	4%
Sold (c)	2,611,287	2,343,505	2,251,189	267,782	11%		92,316	4%
Financial Highlights
Metal sales	$3,943.3	$3,010.1	$2,412.1	$933.2	31%		$598.0	25%
Production cost of sales	$1,596.4	$1,249.0	$1,047.1	$347.4	28%		$201.9	19%
Depreciation, depletion and amortization	$577.4	$551.5	$447.3	$25.9	5%		$104.2	23%
Impairment charges	$2,937.6	$-	$-	$2,937.6	-		$-	0%
Operating earnings (loss)	$(1,542.5)	$648.9	$645.9	$(2,191.4)	(338%	)	$3.0	0%
Net earnings (loss) attributed to common shareholders	$(2,073.6)	$759.7	$309.9	$(2,833.3)	(373%	)	$449.8	145%
Basic earnings (loss) per share	$(1.83)	$0.92	$0.45	$(2.75)	(299%	)	$0.47	104%
Diluted earnings (loss) per share	$(1.83)	$0.92	$0.44	$(2.75)	(299%	)	$0.48	109%
Adjusted net earnings attributed to common shareholders (b)	$871.8	$486.4	$304.9	$385.4	79%		$181.50	60%
Adjusted net earnings per share (b)	$0.77	$0.59	$0.44	$0.18	31%		$0.15	34%
Net cash flow provided from operating activities	$1,416.9	$1,002.2	$785.6	$414.7	41%		$216.6	28%
Adjusted operating cash flow (b)	$1,598.7	$1,109.6	$937.2	$489.1	44%		$172.4	18%
Average realized gold price per ounce	$1,502	$1,191	$967	$311	26%		$224	23%
Consolidated production cost of sales per equivalent ounce (c) sold (d)	$591	$492	$421	$99	20%		$71	17%
Attributable (a) production cost of sales per equivalent ounce (c) sold (e)	$596	$506	$437	$90	18%		$69	16%
Attributable (a) production cost of sales per ounce sold on a by-product basis (f)	$542	$460	$388	$82	18%		$72	19%

(a)
Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)
"Adjusted net earnings attributed to common shareholders", "Adjusted net earnings per share" and "Adjusted operating cash flow" are non-GAAP measures. The reconciliation of these non-GAAP financial measures is included in Section 12 of this document.

(c)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1, and 2009 - 66.97:1.

(d)
"Consolidated production cost of sales per equivalent ounce sold" is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. See Section 12 - Supplemental Information of this document for a reconciliation of non-GAAP measures.

(e)
"Attributable production cost of sales per equivalent ounce sold" is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. See Section 12 - Supplemental Information of this document for a reconciliation of non-GAAP measures.

(f)
"Attributable production cost of sales per ounce sold on a by-product basis" is a non-GAAP measure and is defined as attributable production cost of sales less attributable silver revenue divided by the total number of attributable gold ounces sold. See Section 12 - Supplemental Information of this document for a reconciliation of non-GAAP measures.

(g)
2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

KINROSS GOLD 2011   23

Consolidated Financial Performance

Unless otherwise stated, "attributable" production and sales includes only Kinross' share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

2011 vs. 2010

Kinross' attributable production increased by 12% in 2011 compared with 2010 due to the inclusion of production from the Tasiast and Chirano mines, which were acquired by the Company from Red Back Mining Inc. ("Red Back") on September 17, 2010, and the increase in the Company's interest in Kupol from 75% to 100% on April 27, 2011. In addition, during 2011 production increased at Maricunga due to higher recoveries, tonnes processed, and grades. These increases were offset to some extent by lower production at Paracatu, Kettle-River Buckhorn, and Crixás due to planned lower grades, processing and recoveries, and at Fort Knox and La Coipa due to an increased reliance on lower grade stockpile ore.

Metal sales in 2011 were $3,943.3 million, a 31% increase compared with 2010. The increase in metal sales during the current year was attributable to higher metal prices realized and higher gold equivalent ounces sold. The average realized gold price per ounce increased by 26% in 2011 compared with 2010, while gold equivalent ounces sold during 2011 increased to 2,701,358 compared with 2,537,175 in 2010, resulting primarily from the addition of production from Tasiast and Chirano. During 2011, the Company realized an average gold price of $1,502 per ounce compared to the average spot gold price of $1,572 per ounce. The variance arose mainly due to the Company's gold hedges that were acquired with the Bema Gold Corporation ("Bema") acquisition, as they reduced the average price realized by $64 per ounce for the year ended December 31, 2011. The Company had entered into offsetting gold purchase contracts, in 2010 and in early 2011, to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into. During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and will continue to do so in the first half of 2012.

Production cost of sales increased by 28% to $1,596.4 million in 2011 compared with $1,249.0 million for 2010. The addition of the Tasiast and Chirano mines accounted for 64% of the increase in production cost of sales in 2011 compared with 2010. In addition, production cost of sales increased significantly at Paracatu, Crixás, Round Mountain, and Kettle River-Buckhorn, as a result of higher diesel fuel, labour, power, and contractor costs.

Depreciation, depletion and amortization increased to $577.4 million in 2011 compared with $551.5 million for 2010 due primarily to the addition of Tasiast and Chirano. Offsetting the increase from Tasiast and Chirano, was a decline in depreciation, depletion and amortization at Fort Knox, Kettle River-Buckhorn, Kupol, La Coipa, Paracatu, and Crixás due primarily to a decrease in gold ounces sold.

Upon completing its annual assessment of the carrying value of its cash generating units, the Company recorded impairment charges relating to goodwill at the Tasiast and Chirano sites of $2,490.1 million and $447.5 million, respectively. The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company's growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The operating loss in 2011 was reduced by the higher gold equivalent ounces sold and higher realized metal prices in 2011 compared with 2010.

The net loss attributable to common shareholders in 2011 was $2,073.6 million or $1.83 per share compared with net earnings attributable to common shareholders of $759.7 million or $0.92 per share, in 2010. The net loss attributed to common shareholders in 2011 was primarily a result of the operating loss noted above. In 2010, other income included gains of $146.4 million, $95.5 million, and $78.1 million recorded on the Company's sale of its equity interest in Harry Winston, its Working Interest in Diavik, and sale of one-half of the Company's interest in Cerro Casale respectively. In addition in 2010, the Company recognized a gain of $209.3 million representing the unrealized increase in fair value of its initial investment in Red Back at the time of the acquisition.

24   KINROSS GOLD 2011

Adjusted net earnings were $871.8 million, or $0.77 per share for 2011, compared with adjusted net earnings of $486.4 million, or $0.59 per share, for 2010.

Net operating cash flows were $1,416.9 million compared with $1,002.2 million for 2010. Operating cash flows for 2011 were positively impacted by higher metal prices realized relative to 2010. This increase was offset to some extent by cash payments on the close out and early settlement of derivative instruments acquired with the Bema acquisition.

The adjusted operating cash flow in 2011 was $1,598.7 million compared with $1,109.6 million for 2010, primarily due to higher gold equivalent ounces sold and higher realized gold prices in 2011 compared with 2010.

2010 vs. 2009

The Company's 2009 results have not been restated in accordance with IFRS. The following commentary relates to changes in operating trends in 2010 as compared with 2009.

Kinross' attributable production for 2010 increased by 4% compared to 2009. During 2010, production increased at Fort Knox due to a full year of production from the heap leach pad which commenced production in the fourth quarter of 2009, at Paracatu due to operating improvements and enhanced recoveries, and at Kettle River-Buckhorn as the mine was ramping up to targeted production during 2009. Additionally, Kinross acquired Red Back on September 17, 2010, incorporating the production of the Tasiast and Chirano mines for the balance of 2010. The increases in production were offset by lower production at Kupol and in Chile. Production for 2010 was lower at Kupol due to lower grades. At La Coipa, production was negatively impacted by adverse weather conditions and a higher concentration of clay in the ore blend which impacted filter plant capacity and recovery rates, while at Maricunga access to ore was restricted as mining reached the bottom of the Verde pit.

Metal sales amounted to $3,010.1 million in 2010, a 25% increase over 2009. The increase in metal sales can be attributed to higher metal prices and a 2% increase in gold equivalent ounces sold. The average realized gold price increased by 23% to $1,191 for 2010 compared with $967 in 2009. Attributable gold equivalent ounces sold in 2010 were slightly higher than attributable gold equivalent ounces produced, as finished goods inventory on hand at the end of December 31, 2009 was sold during 2010. The former Red Back mines contributed $194.8 million to total metal sales in 2010.

Production cost of sales was higher during 2010 largely due to increased production at Fort Knox and Paracatu, and increased contractor and energy costs at La Coipa. Fort Knox also experienced higher costs, including energy and diesel, associated with the full year operation of the heap leach pad during 2010. Additionally, Kinross acquired Red Back on September 17, 2010, incorporating production cost of sales from the Tasiast and Chirano mines for the balance of 2010.

Depreciation, depletion and amortization increased significantly at Kettle River-Buckhorn and Paracatu due to higher gold equivalent ounces sold. At Fort Knox, depreciation was recorded for the full year of 2010 on the heap leach pad which commenced production during the fourth quarter of 2009. Additionally, Kinross recorded depreciation, depletion and amortization related to the Tasiast and Chirano mines between September 17 and December 31, 2010. These increases were offset to some extent by a reduction in depreciation, depletion and amortization at Kupol as a result of lower gold equivalent ounces sold.

The increase in operating earnings in 2010 as compared with 2009 was largely a result of the impact of higher metal prices, which was offset by higher production cost of sales and other expenses.

Mineral Reserves (1)

Kinross' total estimated proven and probable mineral reserves at year-end 2011 were 62.6 million ounces of gold, a net increase of 0.2 million ounces compared with year-end 2010, net of 2011 production. Notable changes by site included additions of 1.1 million ounces at Dvoinoye; 0.7 million ounces at Fort Knox, due to the addition of heap leach production; and 0.5 million ounces at Kupol, due to the 25% increase in Kinross ownership. At Tasiast, there was no material change in mineral reserves, as a feasibility study for the expansion project has not yet been completed.

(1)
For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's press release filed with Canadian and U.S. regulators on February 15, 2012.

KINROSS GOLD 2011   25

Proven and probable silver reserves at year-end 2011 were estimated at 84.9 million ounces, a net decrease of 6.0 million ounces compared with year-end 2010, as a result of depletion of 12.9 million ounces at La Coipa, partially offset by an addition of 5.6 million ounces at Kupol due to the 25% increase in Kinross ownership.

Proven and probable copper reserves at year-end 2011 were estimated at 1.4 billion pounds, unchanged from year-end 2010.

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold - Five Year Price Performance

Gold Price History

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2011 the price of gold reached a new all-time high of approximately $1,921 per ounce. The low price for the year was $1,308 per ounce. The average price for the year based on the London PM Fix was $1,572 per ounce, a $347 increase over the 2010 average price of $1,225 per ounce. The major influences on the gold price during 2011 were strong investment/bar hoarding demand, continued acceleration in official sector purchases, and continuing uncertainty with respect to the global financial crisis, particularly in regards to European sovereign debt.

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

26   KINROSS GOLD 2011

Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS Gold Survey 2011

Total gold supply increased approximately 2% in 2011 relative to 2010, with global gold mine production increasing 3.8% and recycled gold decreasing 1.8% from the prior year. The increase in gold production was largely driven by large projects coming into production. Although recycled gold supply decreased over 2010 levels, it remained a significant source of supply at more than 1,500 tonnes (representing 36% of total supply). High gold prices continue to encourage people to sell their unwanted jewellery and other items made of precious metals. Finally, after more than a decade of net producer de-hedging, net producer hedging was recorded in 2011 and contributed a small 12 tonnes of supply to the market (representing less than 1% of total supply). The hedge book additions were largely related to projects, expansions, and project financings.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply growth has been partially offset by a reduction in recycled gold coming into market. For a second year in a row, central banks have not been net sellers of gold but have been net buyers, as noted below.

KINROSS GOLD 2011   27

Gold Demand

Source: GFMS 2011 Gold Survey

Overall demand increased approximately 2% in 2011. As the gold price continues to rise, particularly in many of the traditional gold market currencies such as the Indian rupee, fabrication demand is estimated to have decreased slightly in 2011 relative to 2010. The decrease largely occurred in Europe, India, and the Middle-East, offsetting a significant increase in the Chinese market. Bar hoarding demand grew strongly in 2011, while net producer de-hedging was not a source of demand as global hedge positions have been driven down to very low levels after years of producer de-hedging. Central banks, which had been net sellers of gold for several years until they became net buyers in 2010, continued to increase purchases which were up more than five fold in 2011 compared to 2010. This was primarily driven by very low sales by signatories to the Central Bank Gold Agreement and continued buying by central banks outside of the Central Bank Gold Agreement in order to diversify their foreign exchange holdings.

If gold prices remain high, and as the global economy continues to show signs of strain due to the European sovereign debt crisis, growth in fabrication and jewellery demand is expected to remain weak in the coming year. Central bank, investment demand and bar hoarding will have to increase to keep the market balanced.

The Company generally has a "no gold hedge" policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition or under financing arrangements. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases.

As a result of the acquisition of Bema in 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. All outstanding gold and silver hedge contracts were closed out and early settled in 2011, although mark-to-market hedge losses incurred prior to the closeouts will continue to impact the first half of 2012.

28   KINROSS GOLD 2011

Kinross' Realized Gold Price vs Average PM Fix

Source: London Bullion Marketing Association London PM Fix

During 2011, the Company realized an average gold price of $1,502 per ounce compared to the average spot gold price of $1,572 per ounce.

The variance arose mainly due to the Company's gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $64 per ounce for the year ended December 31, 2011. The Company entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into. During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and will continue to do so during the first half of 2012. For the period from January 1, 2012 to June 30, 2012, these mark-to-market hedge losses will impact metal sales (and the average realized gold price) by a total amount of $48.7 million.

In addition, during 2011, the Company closed out and early settled all of its outstanding silver forward sales contracts, which were also acquired with the Bema acquisition.

KINROSS GOLD 2011   29

Inflationary Cost Pressures

The Company's profitability has been impacted by industry-wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, with the majority of operations having experienced higher fuel costs resulting from the increase in global oil prices that occurred during 2011. Kinross continues to actively manage its exposure to energy costs by entering into various hedge positions - refer to Section 6 Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general.

30   KINROSS GOLD 2011

Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Bloomberg

At the Company's non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ecuador, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 75% of the Company's expected attributable production in 2012 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures - refer to Section 6 Liquidity and Capital Resources for details.

3. OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 11 - Risk Analysis.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost per ounce (2).

(2)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD 2011   31

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

In 2012, Kinross expects to produce approximately 2.6 to 2.8 million gold equivalent ounces from its current operations. Production cost of sales per gold equivalent ounce is expected to be in the range of $670 to $715 for 2012.

On a by-product accounting basis, Kinross expects to produce 2.5 to 2.6 million ounces of gold and 7.5 to 8.0 million ounces of silver at an average production cost of sales per gold ounce of approximately $620 to $665.

Material assumptions used to forecast 2012 production costs are: a gold price of $1,500 per ounce, a silver price of $30 per ounce, an oil price of $95 per barrel, and foreign exchange rates of 1.75 Brazilian real to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 30 Russian roubles to the U.S. dollar, 500 Chilean pesos to the U.S. dollar, 1.60 Ghanaian cedi to the U.S. dollar, 285 Mauritanian ouguiya to the U.S. dollar, and 1.35 US dollars to the euro. Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $5 impact on our cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our production costs per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production costs per ounce as a result of a change in royalties.

Capital expenditures for 2012 are forecast to be approximately $2.2 billion. Of this amount, capital expenditures at existing operations are expected to be approximately $1.2 billion, with the remaining balance of approximately $1.0 billion related to growth projects, primarily for Tasiast.

The 2012 forecast for exploration and business development expenses is approximately $255 million, of which $185 million is forecast for exploration. Capitalized exploration is forecast to be $35 million, for total 2012 forecast exploration expenditures of $220 million.

Other operating costs for 2012 are forecast to be $70 million, of which $35 million are costs related to the Tasiast expansion that cannot be capitalized. General and administrative expense is forecast to be approximately $180 million. Included in the expenses listed above is approximately $50 million related to equity-based compensation.

The Company's tax rate in 2012 is forecast to be in the range of 31% to 37% and depreciation, depletion and amortization is forecast to be approximately $200 per gold equivalent ounce.

4. PROJECT UPDATE AND NEW DEVELOPMENTS

Capital and project optimization process

On January 16, 2012, Kinross announced that it had begun a comprehensive capital and project optimization process with the aim of improving capital efficiency and investment returns while re-sequencing its three major growth projects at Tasiast, Lobo-Marte, and Fruta del Norte ("FDN"). The following is an update on this process:

Capital allocation framework:   Given the significant capital requirements to develop the Company's growth pipeline, and in light of industry-wide cost escalation in materials, labour, energy, engineering, and equipment, the Company is establishing more stringent parameters for capital allocation and project development.

The framework for total annual capital spending will be based on a conservative estimate of existing liquidity, cash flow availability, and gold price. The Company intends to focus on Tasiast as its top development priority, and extend the development timelines for FDN and Lobo-Marte. This is expected to result in lower capital expenditures than previously anticipated over the next several years.

Applying this framework to capital allocation in 2012, using current forecasts for production, cash flow, and gold price, the Company expects the following breakdown for capital expenditures and shareholder returns: approximately $1.2 billion for sustaining and development capital at existing operations, including several

32   KINROSS GOLD 2011

expansion projects; approximately $180 million for direct shareholder returns, in the form of dividend payments; and approximately $1.0 billion for growth projects, compared with the previous guidance of $1.3 billion. Approximately $765 million of capital spending on growth projects in 2012 will be allocated to Tasiast.

Annual capital allocations for growth projects in future years may increase or decrease depending on gold price, projected cash flow, sustaining capital requirements, and projected dividend payments. Based on current forecasts and assumptions, the expected annual allocation for growth capital would be $1.0-1.5 billion for the next two to three years. In determining capital allocations, key objectives will continue to be maintaining liquidity and debt leverage at a level commensurate with an investment grade rating, and providing an appropriate return of capital to shareholders relative to the Company's growth profile.

Project sequencing and scheduling:   Based on the parameters outlined above, the Company is continuing to analyze various development scenarios.

As noted above, the Tasiast expansion remains the Company's immediate strategic priority for growth and capital allocation. Kinross continues to assess the economics of a "mill-only" processing option for the Tasiast expansion as its base case, using updated mineral resource information from the 2011 infill drilling campaign. The Company is also studying alternative processing scenarios, including heap leaching, which requires additional column testing and analysis. Kinross expects to make a preliminary selection of a processing option at the end of the second quarter of 2012, and is targeting commencement of construction in mid-2013. Construction of a 60,000 tonne-per-day mill would be expected to take 25 to 28 months. Construction of a heap leach facility would be expected to take 18 to 20 months. In either case, the Company is targeting ramp-up of a new production facility at Tasiast in 2015. The construction timetable and production start dates are expected to be confirmed following completion of the expansion project feasibility study, expected in the first half of 2013.

Dvoinoye is the Company's next priority for development. The Dvoinoye project remains on schedule and on budget, with ore processing expected to commence in the second half of 2013.

Given the prioritization of Tasiast and Dvoinoye for capital allocation, Kinross is extending the project timelines for Lobo-Marte and FDN. At Lobo-Marte, the Company will use this additional time to complete permitting, further drilling at the Valy deposit, and study opportunities for project optimization. Approval of the Environmental Impact Assessment is targeted for the end of 2012, and completion of the project feasibility study is targeted for 2013.

At FDN, the Company is continuing its feasibility study work and has recommenced negotiations with the government of Ecuador on an enhanced economic package for developing the project. The Company expects to proceed with the project only when it is satisfied with the terms of the final exploitation and investment protection agreements and has made a positive decision to construct the mine following the completion of its feasibility study work. Kinross has advised the government that the Company will be exploring other options to lower future capital commitments to the project, including project financing, potential strategic partnerships, and lower-cost processing alternatives. The timing of the FDN feasibility study will depend on the successful conclusion of these negotiations.

Further development and timing decisions for Lobo-Marte and FDN will depend on a range of factors, including progress on development at Tasiast, projected capital and operating costs based on project feasibility studies, and market variables such as gold price.

Project organization and construction management:   Building on the regionalization effort that has been implemented over the past year, the Projects and Operations teams have been consolidated under the leadership of Brant Hinze, Chief Operating Officer. The new structure unites Projects and Operations into a single team, and leverages the increased project management capacity which the Company has built at a regional level in order to improve efficiency and alignment in project management, and reduce the cost of outsourced engineering services. As part of this re-organization, Ken Thomas is transitioning from his position as Senior Vice-President, Projects, into a senior advisory role.

The project updates below contain details on additional activities underway on specific projects as part of the capital and project optimization process.

KINROSS GOLD 2011   33

Growth projects at sites(3),(4)

(3)
The technical information about the Company's material mineral properties contained in this document (other than exploration activities) has been prepared under the supervision of, and verified and approved by, Mr. Rob Henderson, an officer of the Company who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Properties ("NI 43-101"). The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data presented.

(4)
The technical information about the Company's exploration activities contained in this document has been prepared under the supervision of, and verified and approved by, Dr. Glen Masterman, an officer of the Company who is a qualified person within the meaning of NI 43-101. The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data presented. Independent data verification has not been performed.

Tasiast expansion project

Results from 2011 drilling continue to confirm Kinross' confidence in Tasiast as a world-class gold deposit. M&I mineral resources at Tasiast increased compared with the update provided on August 10, 2011, as 2.1 million ounces were converted from inferred mineral resources. Overall M&I mineral resources at Tasiast increased by 9.0 million ounces compared with year-end 2010. As at year end 2011, proven and probable mineral reserves at Tasiast were 7.5 million gold ounces, measured and indicated mineral resources were 11.1 million gold ounces, and inferred mineral resources were 1.9 million gold ounces.

The initial phase of the expansion project at Tasiast is now complete, following construction of the West Branch dump leach and ADR (Adsorption, Desorption and Refining) facilities. Regarding the next phase of expansion, the Company continues to explore processing options at Tasiast with the objective of improving project economics and reducing overall project execution risk. In parallel with the project optimization process, work continues on basic infrastructure and pre-production development at Tasiast, which will be required regardless of the final mining and processing configuration at an expanded operation.

Exploration in 2012 will continue to apply Kinross' increasing knowledge of the geology of the Tasiast mineral resource to target new discoveries near the mine and in the district. To this end, Kinross commenced 2012 with 15 drill rigs, 12 of which are deployed for exploration along the mine corridor and to test high-quality geological, geochemical, and geophysical targets throughout the 80 kilometre greenstone belt. Three core rigs remain at West Branch to continue a metallurgical drilling program.

Review of 2011 drilling campaign:   Drilling continued with nine core and eight reverse circulation ("RC") rigs in operation (264 holes for 105,315 metres) throughout the quarter. An aggregate total of 3,074 holes for 442,779 metres were drilled on the Tasiast properties in 2011. Mineral resource definition drilling was completed in the fourth quarter 2011.

Deep drilling continued between West Branch (Greenschist Zone) and Piment Sud Sud with five holes completed for 11,405 metres. No assays are currently available for the new drilling as the Superlab, commissioned in Q4 2011, was occupied to full capacity with samples from drill holes included in the year-end mineral resource update. It is expected to take approximately three to four months to receive results for the 100,000 exploration samples that remain in the analytical pipeline.

Fourth quarter drilling advanced at the C67 (11,813 metres), C69 (10,609 metres), and C6.12 (9,683 metres) targets. Near-surface sulfide mineralization has been identified over 1,200 strike metres at C67. Further drilling is being designed to test continuity of mineralized zones along strike and to target possible extensions at depth.

Overview of Tasiast ore body:   Kinross' technical understanding of the Tasiast gold deposit has increased substantially as a result of the previous 15 months of drilling.

The deposit consists of a number of ore bodies hosted along eight strike kilometres of the Tasiast Shear Zone. Two main styles of mineralization are evident, each distinguished by the rocks hosting the gold mineralization. The low grade, Piment ore bodies (Sud-Sud, Sud-North, Central, North and Prolongation) are hosted by iron formation rocks weathered to variable depths that have created an undulating oxidation surface. The oxide mineral resource occurs above this surface and transitions to individual shoots of low grade sulfide ore below. A number of these shoots are open at depth.

The second style of gold mineralization, known as the Greenschist Zone, constitutes the bulk of mineral resources at Tasiast. This style of mineralization is characterized by sheeted gold-bearing quartz veins hosted by mafic rocks

34   KINROSS GOLD 2011

in the core of the Tasiast antiform. The core of the Greenschist Zone contains the highest density of quartz veins where the rocks are most brittle. The more ductile rocks on the edge of the Greenschist Zone contain less veins. A close correlation between vein density and gold grades has been established by drilling and explains the presence of a high grade core surrounded by an envelope of lower grade gold mineralization.

Update on Tasiast project optimization:   Analysis of data from infill drilling completed as of year-end 2011 at Tasiast indicates that lower-grade material may potentially be developed more economically with less capital by using heap leaching in combination with carbon-in-leach (CIL) milling. The Company continues to analyze the existing Tasiast mineral resource estimate (inclusive of mineral reserves) according to a potential split between CIL, dump leach and heap leach processing options, as illustrated by the estimates(5) below:

(5)
Mineral resources in the table are reported inclusive of mineral reserves and have an effective date of December 31, 2011. Mineral resources were classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101, and have reasonable prospects of economic extraction as required by and defined in the CIM Standards.

(6)
Includes CIL >1 g/t Au.
			Measured and Indicated Mineral Resource (includes Mineral Reserves)			Inferred Mineral Resource
Material Type	Process Option	Gold cut- off grade (g/t)	Tonnes (kt)	Gold grade (g/t)	Gold ounces (koz)	Tonnes (kt)	Gold grade (g/t)	Gold ounces (koz)

Oxide	Dump Leach(6)	>0.1	59,304	0.47	898	8,954	0.33	94
Primary	Heap Leach	0.25-0.6	196,508	0.40	2,520	37,000	0.40	472
Primary	CIL	>0.6	276,287	1.71	15,146	32,263	1.25	1,294

Total			532,098	1.09	18,564	78,217	0.74	1,860

In determining reasonable prospects of economic extraction, the following criteria were used:

•
Assessment of geological and grade continuity of mineralized material;

•
Block classification into appropriate categories of measured, indicated and inferred mineral resources;

•
Confinement of mineralized blocks within an optimized pit shell based on a gold price of US$1,400/oz less 5% gross royalty. Total volume of material within the pit is 3.2 billion tonnes;

•
Conventional truck and shovel open pit mining with an average unit mining cost of 1.92/t mined;

•
Processing with a combination of dump leaching, heap leaching and CIL milling;

•
Geotechnical, metallurgical and mine design parameters based on test work and studies conducted in 2011.

A mineral resource reported cut-off grade of 0.1 g/t for the oxide dump leach is based on estimated dump leach process operating costs of $2.50/t, a general and administrative (G&A) plus sustaining cost estimate of $0.90/t and expected dump leach gold recoveries of 70% to 75% depending on lithology, in accordance with current mine operating budgets. A mineral resource reported cut-off grade of 0.25 g/t for a fine crush sulphide heap leach is based on current estimates for process operating costs of $4.70/t, a G&A plus sustaining cost estimate of $1.40/t and expected greenschist heap leach gold recovery of 62%. A mineral resource reported cut-over grade of 0.6 g/t for a new CIL plant is based on current estimates for process operating costs of $12.50/t, a G&A plus sustaining cost estimate of $4.60/t and expected CIL gold recovery of 90% to 93% depending on head grade. A higher cut-over grade would result in more tonnage reporting to the heap leach and less tonnage, but a higher grade, reporting to the CIL plant.

In 2011, SGS Lakefield and other testing organizations completed a confirmatory phase of metallurgical test work for grinding and CIL milling of the West Branch deposit. A total of 54 drill holes representing the main ore types up to 700 metres deep were sampled to provide 85 test composites. The test work confirmed low variability in the deposit, and a conventional CIL process using sea water is estimated to recover 90% to 93% of the gold for a typical range of feed grades. Process design criteria and equipment sizing have been established by standard metallurgical test work for grindability and abrasion, grind size, gold recovery, leaching kinetics and carbon loading, reagent consumption, slurry rheology and thickener sizing.

Heap leach metallurgical test work on Tasiast sulphide ores commenced in 2009 and a second phase of testwork in 2010 confirmed that fine crushing with high pressure grinding rolls (HPGRs) were beneficial for heap leaching. A

KINROSS GOLD 2011   35

third phase of heap leach test work was completed in 2011 on West Branch drill core samples totalling 6.8 tonnes and representing the main ore types up to 150 metres deep. The samples were crushed via HPGR and tested in 57 heap leach columns. Average gold recovery for all of the samples was 63%. A fourth phase of column test work, which will use up to 15 tonnes of new samples, is continuing to test deeper material and low grade areas of the deposit, with emphasis on finalizing the optimum crush size, reagent consumption and recovery from each zone.

Update on site infrastructure and mine enhancements:   Expansion of the existing camp continues to support an increasing operations and construction workforce, with a build-out to 3,000 beds scheduled for completion in the first quarter of 2012. Construction of Phase 1 and 2 of the permanent camp has been initiated, including accommodation for 3,500 which is expected to be complete in the second half of 2012. Work has been initiated on expanding site utilities to accommodate the large construction effort. Development of an interim water pipeline and wellfield is now underway, with contractors mobilized for both pipeline construction and well drilling. Additions to the site-based power supply totaling 20 megawatts have been purchased with installation at site expected in the fourth quarter of 2012. Infrastructure to support an expanding mining operation, including a truck shop, training centre, additional fuel storage and warehousing are all planned to proceed in 2012. All required permits are in place to support these ongoing activities.

Commissioning of the initial phase of the Tasiast mine expansion, the expansion of the dump leaching facilities and construction of the ADR plant, is now complete. The new facilities are expected to have a positive impact on 2012 production, with a total of 17 million tonnes of ore expected to be placed on the dump leach pads, compared with the 8.8 million tonnes mined and placed on pads in 2011. Gold production from dump leach operations is expected to increase by 280% from 48,000 ounces in 2011 to approximately 134,000 ounces in 2012. The ADR plant will also serve the expanded processing operation.

Update on procurement:   Procurement of equipment for the expanding mining operation is continuing. Tasiast has taken delivery of 12 Caterpillar 793 haul trucks, three Caterpillar 6060 hydraulic shovels and four SKF-12 Reedrill blasthole drills to support the expanding pre-production development activities at West Branch. Tasiast is scheduled to take delivery of additional fleet components in 2012, including 12 Caterpillar 793 trucks, two Caterpillar 6060 hydraulic shovels, and a second grouping of four SKF-12 Reedrill blasthole drills. Support equipment for the truck and shovel fleet are also scheduled for delivery in 2012. The increase in equipment will be supported by hiring and training efforts to support an increase in annual mine production from the 50 Mt mined in 2011 to a forecast of 96 Mt in 2012.

In 2012, capital expenditures for equipment procurement, site development, pre-production mining and continued engineering are forecast to be approximately $765 million, focused on infrastructure which is expected to support any of the processing options currently being assessed.

Dvoinoye

Key project development activities at Dvoinoye continue to proceed on schedule. The processing of Dvoinoye ore remains on target to commence in the second half of 2013.

Approximately 1,320 metres of underground development have been completed as of the end of the fourth quarter 2011, versus 1,200 metres planned for the year. The second entry point to the mine, the West Portal, has been collared and additional mining equipment is being transported to site to meet the accelerated rate of development for 2012.

The truck shop and water storage buildings have been delivered to site. The permanent camp, key equipment and supplies for the 2012 construction program are currently being assembled in the port of Pevek for delivery to site during the 2012 winter road campaign. Earthworks and roads for site facilities, including the permanent camp, are largely complete. Concrete foundation work for the truck shop and water storage building are complete. Concrete foundations are in progress for the permanent camp and the diesel fuel tank farm. The administration and warehouse building has been procured and fuel and water storage tanks have been fabricated. The temporary man camp is being expanded in order to satisfy accommodation requirements during the construction period. Construction of the all-season road between Dvoinoye and Kupol has commenced and is progressing well.

36   KINROSS GOLD 2011

Paracatu ball mills

Engineering on the fourth Paracatu ball mill was 99% complete and procurement was at 98% as of the end of the fourth quarter 2011. Construction progress was 41%, with both concrete and structural steel approximately 90% and 75% complete, respectively. Pre-assembly of the mill was complete, and ball mill installation commenced in January. The project is expected to be operational in the third quarter of 2012.

The new flash flotation gold recovery process for the first two ball mills and the desulphurization process at Paracatu have been commissioned, and both plants are now ramping up.

Maricunga SART plant

Construction of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant was re-started in late November. The SART project is targeted for completion in the first half of 2012.

New developments

Fruta del Norte

Negotiations with the Ecuadorean government on an enhanced economic package at FDN continue, as described above. Permitting and development work at site will continue in 2012, including construction of the site access road, upgrading of the existing camp, advancing work on the exploration decline, and exploration drilling.

Lobo-Marte

As outlined above, as part of the capital optimization process, the timeline for the Lobo-Marte feasibility study is being extended, and is now targeted for completion in 2013. During this time, the Company will work on project optimization, including a reevaluation of various project configurations, flowsheets, execution strategies and development scenarios. This will include a review of opportunities to optimize development of the project as part of the Company's suite of assets in the Maricunga district, including opportunities for logistical efficiencies and consolidation of resources between operations. Permitting activities for Lobo-Marte continue, and approval of the Environmental Impact Assessment is targeted for the end of 2012. The Company is also viewing development of the Pompeya deposit at La Coipa as an important objective in the context of its Chilean development opportunities.

Recent transactions

Closure of $200.0 million Kupol project financing

On December 22, 2011, the Company announced that the $200.0 million non-recourse loan to Chukotka Mining and Geological Company ("CMGC") from a group of international financial institutions had been funded. The non-recourse loan carries a term of five years, with annual interest of LIBOR plus 2.5%.

Completion of $1.0 billion unsecured debt offering

On August 22, 2011, Kinross completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the "notes"). The notes are senior unsecured obligations of the Company. Kinross received investment grade ratings with stable outlook from all three major rating agencies in connection with the offering. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.

Completion of share purchase agreement to acquire 100% of Kupol

On April 27, 2011, Kinross' 75%-owned subsidiary, CMGC completed the purchase from the State Unitary Enterprise of the Chukotka Autonomous Okrug, or ("CUE"), of the 2,292,348 shares of CMGC previously held by CUE, representing 25.01% of CMGC's outstanding share capital, for consideration of $335.4 million, including transaction costs.

KINROSS GOLD 2011   37

As a result, Kinross now owns 100% of CMGC, consolidating the Company's ownership of Kupol and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation. With the recently completed acquisitions of the Dvoinoye deposit and Vodorazdelnaya property, and the remaining interests in the Kupol East-West exploration licences, Kupol is now in a position to benefit fully from this prospective high-grade epithermal district.

Increase in the revolving credit facility

On March 31, 2011, the Company amended its unsecured revolving credit facility, increasing the available credit from $600 million to $1.2 billion.

Sale of Harry Winston Diamond Corporation shares

On March 23, 2011, the Company completed the sale of its approximate 8.5% equity interest in Harry Winston, consisting of approximately 7.1 million Harry Winston common shares, on an underwritten block trade basis, for net proceeds of $100.6 million. No cash income tax was payable as a result of the sale. On August 25, 2011, the Company collected a note receivable from Harry Winston in the amount of $70.0 million plus accrued interest, which was also part of the proceeds on the sale of the Company's Working Interest in Diavik in August 2010.

Other Developments

New Chief Financial Officer appointed

Kinross appointed Paul H. Barry as Executive Vice-President and Chief Financial Officer, effective April 4, 2011. Mr. Barry replaced Thomas M. Boehlert.

New Director appointed

The Board of Directors appointed Kenneth Irving as a Director, effective August 10, 2011.

5. CONSOLIDATED RESULTS OF OPERATIONS

	Year ended December 31,			2011 vs 2010			2010 vs 2009
(in millions, except ounces, per share amounts and gold price)	2011	2010	2009 (c)	Change	% Change (d)		Change	% Change

Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	2,702,573	2,527,695	2,470,042	174,878	7%		57,653	2%
Sold (b)	2,701,358	2,537,175	2,487,076	164,183	6%		50,099	2%
Attributable gold equivalent ounces (a)
Produced (b)	2,610,373	2,334,104	2,238,665	276,269	12%		95,439	4%
Sold (b)	2,611,287	2,343,505	2,251,189	267,782	11%		92,316	4%
Gold ounces sold	2,425,946	2,352,044	2,277,721	73,902	3%		74,323	3%
Silver ounces sold (000's)	12,146	11,281	13,982	865	8%		(2,701)	(19%	)
Average realized gold price ($/ounce)	$1,502	$1,191	$967	$311	26%		$224	23%
Financial Data
Metal sales	$3,943.3	$3,010.1	$2,412.1	$933.2	31%		$598.0	25%
Production cost of sales	$1,596.4	$1,249.0	$1,047.1	$347.4	28%		$201.9	19%
Depreciation, depletion and amortization	$577.4	$551.5	$447.3	$25.9	5%		$104.2	23%
Impairment charges	$2,937.6	$-	$-	$2,937.6	nm		$-	0%
Operating earnings (loss)	$(1,542.5)	$648.9	$645.9	$(2,191.4)	(338%	)	$3.0	0%
Net earnings (loss) attributed to common shareholders	$(2,073.6)	$759.7	$309.9	$(2,833.3)	(373%	)	$449.8	145%

(a)
Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1, and 2009 - 66.97:1.

(c)
2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

(d)
"nm" means not meaningful.

38   KINROSS GOLD 2011

Operating Earnings (Loss) by Segment

	Year ended December 31,			2011 vs 2010			2010 vs 2009
(in millions)	2011	2010	2009 (d)	Change	% Change (e)		Change	% Change (e)

Operating segments
Fort Knox	$189.1	$178.4	$80.4	$10.7	6%		$98.0	122%
Round Mountain	135.6	91.7	84.1	43.9	48%		7.6	9%
Kettle River-Buckhorn	115.1	79.6	58.6	35.5	45%		21.0	36%
Kupol (a)	379.8	386.8	442.5	(7.0)	(2%	)	(55.7)	(13%	)
Paracatu	316.1	271.1	41.7	45.0	17%		229.4	nm
Crixás	33.0	38.7	25.9	(5.7)	(15%	)	12.8	49%
La Coipa	67.9	67.1	42.3	0.8	1%		24.8	59%
Maricunga	239.2	54.7	83.2	184.5	337%		(28.5)	(34%	)
Tasiast (b)	(2,420.0)	(14.5)	-	(2,405.5)	nm		(14.5)	nm
Chirano (b)	(316.6)	16.1	-	(332.7)	nm		16.1	nm
Non-operating segments
Fruta del Norte	(4.1)	(293.4)	(26.0)	289.3	99%		(267.4)	nm
Corporate and Other (c)	(277.6)	(227.4)	(186.8)	(50.2)	(22%	)	(40.6)	(22%	)

Total	$(1,542.5)	$648.9	$645.9	$(2,191.4)	(338%	)	$3.0	0%

(a)
As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

(b)
The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.

(c)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

(d)
2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

(e)
"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) - USA

	Year ended December 31,
	2011	2010	Change	% Change (c)

Operating Statistics
Tonnes ore mined (000's)	8,036	19,790	(11,754)	(59%	)
Tonnes processed (000's) (a)	31,078	25,735	5,342	21%
Grade (grams/tonne) (b)	0.56	0.79	(0.23)	(29%	)
Recovery (b)	78.1%	79.9%	(1.8% )	(2%	)
Gold equivalent ounces:
Produced	289,794	349,729	(59,935)	(17%	)
Sold	287,519	349,460	(61,941)	(18%	)
Financial Data (in millions)
Metal sales	$454.0	$432.9	$21.1	5%
Production cost of sales	199.1	189.6	9.5	5%
Depreciation, depletion and amortization	57.6	61.9	(4.3)	(7%	)

	197.3	181.4	15.9	9%
Exploration and business development	6.9	3.0	3.9	130%
Other	1.3	-	1.3	nm

Segment operating earnings	$189.1	$178.4	$10.7	6%

(a)
Includes 17,575,000 tonnes placed on the heap leach pad during 2011 compared with 12,528,000 tonnes placed on the heap leach pad during 2010.

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.33 grams per tonne during 2011. Ore placed on the heap leach pad had an average grade of 0.28 grams per tonne during 2010. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)
"nm" means not meaningful.

KINROSS GOLD 2011   39

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2011 vs. 2010

Tonnes of ore mined decreased by 59%, tonnes of ore processed increased by 21%, and grade and recovery declined in 2011 compared with 2010 due to a planned shift from mined ore to lower grade stockpiled ore. Gold equivalent ounces produced were 17% lower in 2011 compared with 2010 despite the increase in processing as the reliance on lower grade stockpile ore increased in 2011.

Metal sales in 2011 were 5% higher than in 2010 due to increased metal prices realized, offset to some extent by a 18% decline in gold equivalent ounces sold. Production cost of sales were higher during 2011 compared with 2010, largely due to higher unit cost as a result of processing a higher volume of lower grade stockpile ore and higher diesel and electricity costs. Depreciation, depletion and amortization during 2011 was 7% lower compared to 2010, due largely to the decline in gold equivalent ounces sold although this was partially offset by the impact of higher depreciable assets in 2011 compared to 2010.

Round Mountain (50% ownership and operator; Barrick 50% ownership) - USA

	Year ended December 31,
	2011	2010	Change	% Change (c)

Operating Statistics (b)
Tonnes ore mined (000's) (a)	27,334	23,218	4,116	18%
Tonnes processed (000's) (a)	31,030	30,348	682	2%
Grade (grams/tonne) (b)	0.96	1.02	(0.06)	(6%	)
Gold equivalent ounces:
Produced	187,444	184,554	2,890	2%
Sold	185,385	184,503	882	0%
Financial Data (in millions)
Metal sales	$295.0	$227.5	$67.5	30%
Production cost of sales	129.2	115.4	13.8	12%
Depreciation, depletion and amortization	28.7	20.0	8.7	44%

	137.1	92.1	45.0	49%
Exploration and business development	0.6	0.7	(0.1)	(14%	)
Other	0.9	(0.3)	1.2	nm

Segment operating earnings	$135.6	$91.7	$43.9	48%

(a)
Tonnes of ore mined/processed represent 100%. Includes 28,189,000 tonnes placed on the heap leach pad during 2011 compared with 26,791,000 tonnes placed on the heap leach pad during 2010.

(b)
The presentation has been amended to reflect mill grade only, with heap leach grade shown separately below, rather than a blended rate for mill and heap leach grades. Ore placed on the heap leach pad had an average of 0.43 grams per tonne during both 2011 and 2010. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)
"nm" means not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

2011 vs. 2010

Tonnes of ore mined during 2011 were 18% higher than in 2010 due to mine sequencing and pit wall stability issues during 2010. Gold grades and gold equivalent ounces produced during 2011 were in line with 2010.

Metal sales in 2011 were 30% higher compared with 2010 due to higher metal prices realized. Production cost of sales increased by $13.8 million, or 12%, compared with 2010 due primarily to higher diesel fuel, contractor, cyanide and lime costs. Depreciation, depletion and amortization was 44% higher than in 2010 primarily due to amortization associated with two new mine phases and machinery and equipment additions.

40   KINROSS GOLD 2011

Kettle River–Buckhorn (100% ownership and operator) - USA

	Year ended December 31,
	2011	2010	Change	% Change

Operating Statistics
Tonnes ore mined (000's)	450	438	12	3%
Tonnes processed (000's)	443	436	7	2%
Grade (grams/tonne)	13.77	16.21	(2.44)	(15%	)
Recovery	89.2%	88.8%	0.4%	0%
Gold equivalent ounces:
Produced	175,292	198,810	(23,518)	(12%	)
Sold	178,269	196,282	(18,013)	(9%	)
Financial Data (in millions)
Metal sales	$279.4	$242.6	$36.8	15%
Production cost of sales	74.9	64.7	10.2	16%
Depreciation, depletion and amortization	80.9	93.8	(12.9)	(14%	)

	123.6	84.1	39.5	47%
Exploration and business development	8.9	7.1	1.8	25%
Other	(0.4)	(2.6)	2.2	85%

Segment operating earnings	$115.1	$79.6	$35.5	45%

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2011 vs. 2010

Tonnes of ore mined and processed in 2011 increased by 3% and 2%, respectively, compared with 2010. Gold grades were 15% lower in 2011 compared with 2010 due to planned mine sequencing. Gold equivalent ounces produced in 2011 were 12% lower than in 2010 due to lower grades which more than offset the impact of the increase in tonnes processed. Gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales during 2011 increased by 15% compared with 2010 mainly due to an increase in metal prices realized which more than offset a 9% decline in gold equivalent ounces sold. Production cost of sales increased by 16% in 2011 compared with 2010 due to increases in contractor, maintenance and labour costs. Depreciation, depletion and amortization was 14% lower than in 2010 primarily reflecting the decrease in gold equivalent ounces sold.

KINROSS GOLD 2011   41

Kupol (100% ownership and operator) - Russian Federation (a)

	Year ended December 31,
	2011 (d)	2010 (d)	Change	% Change

Operating Statistics
Tonnes ore mined (000's) (b)	1,287	1,331	(44)	(3%	)
Tonnes processed (000's) (b)	1,238	1,163	75	6%
Grade (grams/tonne):
Gold	13.37	18.04	(4.67)	(26%	)
Silver	195.31	217.00	(21.69)	(10%	)
Recovery:
Gold	93.8%	94.6%	(0.8% )	(1%	)
Silver	83.9%	83.7%	0.2%	0%
Gold equivalent ounces: (b),(c)
Produced	653,063	738,677	(85,614)	(12%	)
Sold	655,325	740,566	(85,241)	(12%	)
Silver ounces: (b)
Produced (000's)	6,590	6,672	(82)	(1%	)
Sold (000's)	6,740	6,573	167	3%
Financial Data (in millions)
Metal sales	$761.1	$781.8	$(20.7)	(3%	)
Production cost of sales	247.8	236.2	11.6	5%
Depreciation, depletion and amortization	123.5	154.9	(31.4)	(20%	)

	389.8	390.7	(0.9)	(0%	)
Exploration and business development	8.9	2.8	6.1	218%
Other	1.1	1.1	-	(0%	)

Segment operating earnings	$379.8	$386.8	$(7.0)	(2%	)

(a)
As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.

(b)
Tonnes of ore mined/processed, production and sales represents 100%.

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1.

(d)
As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest was acquired from the CUE on April 27, 2011.

2011 vs. 2010

Tonnes of ore mined were 3% lower in 2011 compared with 2010 largely due to the completion of open pit mining during 2011. Improved mill throughputs increased the tonnes of ore processed during 2011 by 75,000 tonnes or 6% compared with 2010. Gold grades were 26% lower than in 2010 due to planned mine sequencing. Gold equivalent ounces produced declined by 12% compared with 2010 due to the lower gold grade, offset to some degree by increased processing and a more favourable gold equivalent ratio than in 2010.

Metal sales during 2011 declined by 3% compared with 2010 as a result of lower gold equivalent ounces sold, offset to some extent by higher metal prices realized. Production cost of sales increased by 5% compared with 2010 due largely to increases in royalties and labour costs. Depreciation, depletion and amortization was lower due to an increase in reserves at December 31, 2010 and lower gold equivalent ounces sold.

42   KINROSS GOLD 2011

Paracatu (100% ownership and operator) - Brazil

	Year ended December 31,
	2011	2010	Change	% Change (a)

Operating Statistics
Tonnes ore mined (000's)	44,434	44,902	(468)	(1%	)
Tonnes processed (000's)	44,532	42,658	1,874	4%
Grade (grams/tonne)	0.42	0.45	(0.03)	(7%	)
Recovery	75.2%	77.5%	(2.3% )	(3%	)
Gold equivalent ounces:
Produced	453,396	482,397	(29,001)	(6%	)
Sold	449,605	487,877	(38,272)	(8%	)
Financial Data (in millions)
Metal sales	$709.7	$597.8	$111.9	19%
Production cost of sales	323.9	261.0	62.9	24%
Depreciation, depletion and amortization	60.7	63.1	(2.4)	(4%	)

	325.1	273.7	51.4	19%
Exploration and business development	0.1	-	0.1	nm
Other	8.9	2.6	6.3	242%

Segment operating earnings	$316.1	$271.1	$45.0	17%

(a)
"nm" means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. ("TVX") on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

2011 vs. 2010

Tonnes of ore mined in 2011 were marginally lower compared with 2010, due to a higher volume of waste. The increased processing capacity provided by the third ball mill increased the tonnes of ore processed during 2011 compared with 2010, which was offset to some degree by the temporary disruption to operations in the fourth quarter of 2011 as described below. In addition, gold grades were 7% lower in 2011 compared with 2010 due to planned mine sequencing, which in turn resulted in lower recoveries in 2011 compared with 2010. Gold equivalent ounces produced and sold were lower than in 2010 due to the above mentioned decline in grades and recoveries.

Metal sales were 19% higher in 2011 compared with 2010 due to an increase in metal prices realized, offset to some degree by the 8% decline in gold equivalent ounces sold. Production cost of sales increased by 24% in 2011 compared with 2010 due primarily to higher power, labour and contractor costs. Depreciation, depletion and amortization was 4% lower than in 2010 largely due to the decline in gold equivalent ounces sold.

Paracatu's Plant 2, which was temporarily shut down in late October 2011 to address an electrical malfunction affecting the SAG mill motor, resumed operations in November 2011.

KINROSS GOLD 2011   43

Crixás (50% ownership; AngloGold Ashanti 50% ownership and operator) - Brazil

	Year ended December 31,
	2011	2010	Change	% Change (b)

Operating Statistics
Tonnes ore mined (000's) (a)	1,212	1,132	80	7%
Tonnes processed (000's) (a)	1,170	1,132	38	3%
Grade (grams/tonne)	3.81	4.40	(0.59)	(13%	)
Recovery	92.7%	93.3%	(0.6% )	(1%	)
Gold equivalent ounces:
Produced	66,583	74,777	(8,194)	(11%	)
Sold	63,757	77,156	(13,399)	(17%	)
Financial Data (in millions)
Metal sales	$100.8	$94.7	$6.1	6%
Production cost of sales	50.3	37.5	12.8	34%
Depreciation, depletion and amortization	13.3	18.1	(4.8)	(27%	)

	37.2	39.1	(1.9)	(5%	)
Exploration and business development	1.9	0.1	1.8	nm
Other	2.3	0.3	2.0	nm

Segment operating earnings	$33.0	$38.7	$(5.7)	(15%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
"nm" means not meaningful.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

2011 vs. 2010

Tonnes of ore mined and processed during 2011 were higher than in 2010 and in line with the mine plan. Gold grades were 13% lower in 2011 than in 2010 due to mine sequencing. Gold equivalent ounces produced in 2011 were 11% lower than in 2010 due largely to the corresponding decline in gold grades.

Metal sales in 2011 were 6% higher than in 2010 due to higher metal prices realized which more than offset the lower gold equivalent ounces sold. Production cost of sales increased by 34% in 2011 compared with 2010 due primarily to higher power, maintenance and labour costs. Depreciation, depletion and amortization decreased in line with the corresponding decline in gold equivalent ounces sold and increase in reserves.

44   KINROSS GOLD 2011

La Coipa (100% ownership and operator) - Chile

	Year ended December 31,
	2011	2010	Change	% Change (b)

Operating Statistics
Tonnes ore mined (000's)	2,137	3,985	(1,848)	(46%	)
Tonnes processed (000's)	4,278	4,445	(167)	(4%	)
Grade (grams/tonne):
Gold	0.71	1.14	(0.43)	(38%	)
Silver	64.02	50.43	13.59	27%
Recovery:
Gold	78.7%	79.0%	(0.3% )	(0%	)
Silver	51.2%	58.8%	(7.6% )	(13%	)
Gold equivalent ounces: (a)
Produced	178,287	196,330	(18,043)	(9%	)
Sold	191,032	203,626	(12,594)	(6%	)
Silver ounces:
Produced (000's)	4,520	4,154	366	9%
Sold (000's)	4,760	4,078	682	17%
Financial Data (in millions)
Metal sales	$255.4	$250.5	$4.9	2%
Production cost of sales	145.5	132.0	13.5	10%
Depreciation, depletion and amortization	28.5	47.6	(19.1)	(40%	)

	81.4	70.9	10.5	15%
Exploration and business development	9.2	3.6	5.6	156%
Other	4.3	0.2	4.1	nm

Segment operating earnings	$67.9	$67.1	$0.8	1%

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2011 - 44.65:1, 2010 - 60.87:1.

(b)
"nm" means not meaningful.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003. On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interests in the PJV and Musselwhite mines were sold and the remaining 50% interest in La Coipa was acquired. Included in the results of La Coipa is its 65% interest in the Puren deposit.

2011 vs. 2010

Tonnes of ore mined were lower by 46% in 2011 compared with 2010 due to mine sequencing, planned reliance on lower grade stockpiles, and a change in ore pit sourcing. Tonnes of ore processed decreased by 4% compared with 2010 due to the decline in ore mined, offset by increased processing of stockpiled ore, which led to grade and recovery variances compared to 2010. Gold equivalent ounces produced were lower in 2011 by 9% compared with 2010 due primarily to the lower gold grade, offset to some extent by a combination of a more favourable gold equivalent ratio and increased silver production. Gold equivalent ounces sold exceeded production due to timing of shipments as shipments that were produced at the end of 2010 were sold during 2011.

Metal sales in 2011 were 2% higher compared with 2010 due to an increase in metal prices realized offset to a large extent by the decrease in gold equivalent ounces sold. Production cost of sales in 2011 increased by 10% compared with 2010 due to higher input costs primarily relating to power, diesel fuel, and labour. Depreciation, depletion and amortization in 2011 was 40% lower primarily due to the decrease in gold equivalent ounces sold.

KINROSS GOLD 2011   45

Maricunga (100% ownership and operator) - Chile

	Year ended December 31,
	2011	2010	Change	% Change (b)

Operating Statistics (a)
Tonnes ore mined (000's)	15,394	14,929	465	3%
Tonnes processed (000's)	15,258	14,267	991	7%
Grade (grams/tonne)	0.82	0.77	0.05	7%
Gold equivalent ounces:
Produced	236,249	156,590	79,659	51%
Sold	230,828	155,320	75,508	49%
Financial Data (in millions)
Metal sales	$364.7	$187.5	$177.2	95%
Production cost of sales	105.5	115.9	(10.4)	(9%	)
Depreciation, depletion and amortization	19.2	15.3	3.9	25%

	240.0	56.3	183.7	326%
Exploration and business development	0.3	-	0.3	nm
Other	0.5	1.6	(1.1)	(69%	)

Segment operating earnings	$239.2	$54.7	$184.5	337%

(a)
Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)
"nm" means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema.

2011 vs. 2010

Tonnes of ore mined and processed were 3% and 7% higher, respectively, compared with 2010 due to sequencing per the mine plan and improved equipment utilization rates. Gold equivalent ounces produced increased by 51% due primarily to higher recoveries, tonnes processed, and gold grades.

Metal sales increased by 95% in 2011 compared with 2010. Higher gold equivalent ounces sold accounted for 49% of the total $177.2 million increase, with the remainder attributable to an increase in metal prices realized. Production cost of sales were lower than in 2010 despite higher gold equivalent ounces sold due to lower unit costs resulting from higher grade ore processed. Depreciation, depletion and amortization increased by 25% primarily due to the increase in gold equivalent ounces sold.

46   KINROSS GOLD 2011

Tasiast (100% ownership and operator) - Mauritania

	Year ended December 31,
	2011	2010	Change	% Change (c)

Operating Statistics
Tonnes ore mined (000's)	11,836	2,197	9,639	nm
Tonnes processed (000's) (a)	11,454	2,059	9,395	nm
Grade (grams/tonne) (b)	2.02	2.33	(0.31)	(13%	)
Recovery (b)	88.4%	86.7%	1.7%	2%
Gold equivalent ounces:
Produced	200,619	56,611	144,008	nm
Sold	196,961	57,097	139,864	nm
Financial Data (in millions)
Metal sales	$308.9	$78.0	$230.9	nm
Production cost of sales	138.2	45.1	93.1	nm
Depreciation, depletion and amortization	63.5	24.0	39.5	nm
Impairment charges	2,490.1	-	2,490.1	nm

	(2,382.9)	8.9	(2,391.8)	nm
Exploration and business development	24.8	23.2	1.6	nm
Other	12.3	0.2	12.1	nm

Segment operating loss	$(2,420.0)	$(14.5)	$(2,405.5)	nm

(a)
Includes 8,845,000 tonnes placed on the dump leach pad during 2011 compared with 1,540,000 tonnes placed on the dump leach pad during 2010.

(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.59 grams per tonne during 2011 and 0.64 grams per tonne during 2010. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)
"nm" means not meaningful. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase was a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Tasiast open pit mine, have been consolidated with those of Kinross commencing on September 17, 2010. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

Year ended December 31, 2011

During 2011, ore mined and processed amounted to 11,836,000 and 11,454,000 tonnes, respectively. Tasiast produced 200,619 gold equivalent ounces, while selling 196,961 gold equivalent ounces during the year. Gold was milled at an average grade of 2.02 grams per tonne.

The Company recorded a goodwill impairment charge of $2,490.1 million during the year ended December 31, 2011 as a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company's growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

Metal sales of $308.9 million, net of production cost of sales, depreciation, depletion and amortization, the impairment charge, exploration and business development, and other expenses, resulted in an operating loss of $2,420.0 million for 2011. Kinross' continuation of the planned post-acquisition ramp up in exploration and business development costs resulted in $24.8 million being spent during 2011. The amortization of the acquisition date inventory fair value adjustment resulted in a charge of of $12.9 million recorded in 2011 production cost of sales.

KINROSS GOLD 2011   47

Chirano (90% ownership and operator) - Ghana

	Year ended December 31,
	2011	2010	Change	% Change (b)

Operating Statistics
Tonnes ore mined (000's) (a)	3,893	1,308	2,585	nm
Tonnes processed (000's) (a)	3,572	1,142	2,430	nm
Grade (grams/tonne)	2.47	2.74	(0.27)	(10%	)
Recovery	91.6%	91.3%	0.3%	0%
Gold equivalent ounces: (a)
Produced	261,846	89,220	172,626	nm
Sold	262,677	85,288	177,389	nm
Financial Data (in millions)
Metal sales	$414.3	$116.8	$297.5	nm
Production cost of sales	182.0	51.6	130.4	nm
Depreciation, depletion and amortization	95.5	48.0	47.5	nm
Impairment charges	447.5	-	447.5	nm

	(310.7)	17.2	(327.9)	nm
Exploration and business development	4.7	0.9	3.8	nm
Other	1.2	0.2	1.0	nm

Segment operating earnings (loss)	$(316.6)	$16.1	$(332.7)	nm

(a)
Tonnes of ore mined/processed, production and sales represents 100%.

(b)
"nm" means not meaningful. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase was a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Chirano open pit and underground mine, have been consolidated with those of Kinross commencing on September 17, 2010. The significant increases in production statistics and financial data are due to the inclusion of a full year of results in 2011 compared with 106 days in 2010.

The Company owns a 90% interest in the Chirano mine. A 10% carried interest is held by the government of Ghana.

Year ended December 31, 2011

During 2011, ore mined and processed amounted to 3,893,000 and 3,572,000 tonnes, respectively. Gold was milled at an average grade of 2.47 grams per tonne and recovery was 91.6% for the year. Chirano produced 261,846 gold equivalent ounces, while selling 262,677 gold equivalent ounces during 2011. Gold equivalent ounces sold exceeded production due to timing of shipments as shipments that were produced at the end of 2010 were sold during 2011.

The Company recorded a goodwill impairment charge of $447.5 million during the year ended December 31, 2011 as a result of the Company's annual assessment of goodwill.

Metal sales of $414.3 million, net of production cost of sales, depreciation, depletion and amortization, the impairment charge, exploration and business development, and other expenses, resulted in an operating loss of $316.6 million for 2011.

48   KINROSS GOLD 2011

Impairment of goodwill

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (a)

Impairment charges	$2,937.6	$-	$2,937.6	nm

(a)
"nm" means not meaningful.

The Company completed its annual assessment of the carrying value of goodwill for all properties. The Company's goodwill impairment testing methodology is described in Note 3(ix) of the December 31, 2011 financial statements. As a result of this review, as disclosed in Note 8 to the December 31, 2011 financial statements, an aggregate non-cash goodwill impairment charge of $2,937.6 million was recorded for the Tasiast and Chirano assets acquired in the Red Back acquisition. The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company's growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The Tasiast project represents $2,490.1 million and Chirano represents $447.5 million of the non-cash goodwill impairment charge recorded. A number of market factors are taken into account in determining fair value, including gold price. The Company has used a long term gold price estimate of $1,250 per ounce as at December 31, 2011.

The Company acquired Red Back Mining Inc. in an all-share transaction in which the Company issued 416.4 million common shares, 25.8 million common share purchase warrants, and 8.7 million fully-vested replacement options. Under IFRS, the Company is required to value the acquisition based on the Company's share price on the date the transaction closes, and not the share price on the announcement date. The Company's share price increased $2.71, from $15.73 to $18.44 per share, during the period between the announcement date and the closing date, thereby substantially increasing the goodwill value that was recorded on finalization of the purchase price allocation under IFRS. However, the share exchange ratio upon which the transaction was negotiated and approved did not change as a result of the finalization of the purchase price allocation, and accordingly, the number of Kinross shares issued also did not change.

At December 31, 2010, the Company completed its annual goodwill impairment testing under IFRS and it was determined there was no impairment to goodwill. At December 31, 2010, the Company determined that the recoverable amount determined as the fair value less costs to sell of Fruta del Norte, a pre-development project in Ecuador, was less than its carrying amount. As such, an impairment charge of $290.7 million was recorded in the consolidated statement of operations within exploration and business development expense in the year ended December 31, 2010 with a corresponding decrease in property, plant and equipment. At December 31, 2010, Fruta del Norte was reclassified into the development and operating properties category upon declaration of proven and probable reserves.

Exploration and business development

	Year ended December 31,
(in millions)	2011	2010	Change	% Change

Exploration and business development	$136.4	$400.6	$(264.2)	(66%	)

For the year ended December 31, 2011, exploration and business development expenses were $136.4 million, compared with $400.6 million for 2010. Of the total exploration and business development expense, expenditures on exploration totaled $104.7 million in 2011, an increase of $17.4 million over 2010. Capitalized exploration expenditures, including capitalized evaluation expenditures, totaled $112.3 million for 2011 compared with $39.9 million in 2010. The increase in capitalized exploration resulted largely from the expansion at Tasiast.

Kinross was active on more than 30 mine site, near-mine and greenfields initiatives in 2011, with drilling across all projects totalling 780,918 metres.

KINROSS GOLD 2011   49

For the year ended December 31, 2010, exploration and business development expense includes an impairment charge of $290.7 million related to property, plant and equipment at Fruta del Norte.

General and administrative

	Year ended December 31,
(in millions)	2011	2010	Change	% Change

General and administrative	$173.6	$144.0	$29.6	21%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

For 2011, general and administrative costs were $173.6 million, an increase of 21% compared with 2010. The increase was largely due to higher employee related costs and the costs of the continued integration of the Red Back operations, compared with 2010.

Other income - net

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (a)

Gain on sale of assets and investments - net	$24.8	$599.2	$(574.4)	(96%	)
Transaction costs on acquisition of Red Back	-	(41.5)	41.5	100%
Foreign exchange gains (losses)	12.0	(0.2)	12.2	nm
Net non-hedge derivative gains	59.1	55.9	3.2	6%
Working Interest in Diavik Diamond mine	-	(2.4)	2.4	100%
Other	5.9	3.3	2.6	79%

	$101.8	$614.3	$(512.5)	(83%	)

(a)
"nm" means not meaningful.

For 2011, other income decreased to income of $101.8 million compared with income of $614.3 million for 2010. The discussion below details the changes in other income for 2011 compared with 2010.

Gain on acquisition/disposition of assets and investments - net

In 2011, there was a net gain of $24.8 million on the acquisition/disposition of assets and investments compared with a total net gain of $599.2 million in 2010. The gain of $24.8 million in 2011 was mainly due to a gain of $30.9 million on the sale of the Company's remaining interest in Harry Winston. The gain on sale of assets and investments in 2010 was a result of gains of $146.4 million and $95.5 million recorded on the Company's sale of its equity interest in Harry Winston and its Working Interest in Diavik, respectively. In addition, in 2010, the Company recognized a gain of $209.3 million representing the unrealized increase in fair value of the initial investment in Red Back at the time of the acquisition and a $78.1 million gain related to the sale of one-half of the Company's interest in Cerro Casale.

Foreign exchange gains (losses)

During 2011, foreign exchange gains were $12.0 million compared with losses of $0.2 million for 2010. The foreign exchange gains were the result of the US dollar being stronger at December 31, 2011 relative to the Chilean peso, Brazilian real, Canadian dollar, and the Russian rouble compared with December 31, 2010.

50   KINROSS GOLD 2011

Net non-hedge derivative gains

Net non-hedge derivative gains recognized during 2011 increased to $59.1 million compared to $55.9 million in 2010. The increases in 2011 compared to 2010 were largely due to the impact of the fair value adjustments related to the embedded derivatives on the Company's senior convertible notes and Canadian dollar denominated common share purchase warrants.

Finance expense

	Year ended December 31,
(in millions)	2011	2010	Change	% Change

Finance expense	$66.1	$62.2	$3.9	6%

Finance expense includes accretion on reclamation and remediation obligations and interest expense. Interest expense decreased by $3.8 million, or 8%, in 2011 compared with 2010, due primarily to an increase in capitalized interest, which is offset by new interest charges from the issuance of unsecured $1.0 billion senior notes. Furthermore, accretion on reclamation and remediation obligations increased by $7.7 million in 2011 compared with 2010. The increase in accretion on reclamation and remediation obligations was due to an increase in the underlying provisions. Capitalized interest for 2011 was $26.6 million compared with $1.1 million for 2010.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana.

In 2011, the Company recorded a tax provision of $510.8 million on a loss before taxes of $1,502.2 million, compared with a tax provision of $332.8 million on earnings before taxes of $1,204.9 million in 2010. Kinross' combined federal and provincial statutory tax rate was 28.3% for 2011. Excluding the 2011 goodwill impairment and the 2010 asset impairment the Company's effective tax rate was 35.6% for 2011 compared with 22.3% for 2010. Excluding the impact of goodwill as noted above, the increase in the Company's effective tax rate for 2011 compared with 2010 was largely due to:

i)
A higher 2011 rate from a net foreign exchange loss on translation of tax basis and deferred income taxes within income tax expense; and

ii)
A lower 2010 rate from the tax free sale of our investment in Harry Winston in 2010 and the unrealized increase in fair value of the initial investment in Red Back.

There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD 2011   51

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (a)

Cash flow:
Provided from operating activities	$1,416.9	$1,002.2	$414.7	41%
Provided from (used in) investing activities	(1,748.0)	213.7	(1,961.7)	nm
Provided from (used in) financing activities	634.0	(353.0)	987.0	280%
Effect of exchange rate changes on cash	(3.5)	6.3	(9.8)	(156%	)

Increase in cash and cash equivalents	299.4	869.2	(569.8)	(66%	)
Cash and cash equivalents, beginning of period	1,466.6	597.4	869.2	145%

Cash and cash equivalents, end of period	$1,766.0	$1,466.6	$299.4	20%

(a)
"nm" means not meaningful.

Cash and cash equivalent balances increased by $299.4 million in 2011, compared with an increase of $869.2 million during 2010. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2011 vs. 2010

During 2011, net cash flow provided from operating activities was $414.7 million higher than in 2010. The increase in cash flows was largely the result of an increase in gross profit. This was offset to some extent by additional cash paid on the close out and early settlement of Kupol-related derivative instruments of $112.8 million in the third quarter of 2011. During the fourth quarter of 2011, the Company's cash flow benefited by $64.1 million from not having the hedge contracts.

Investing Activities

2011 vs. 2010

Cash used in investing activities was $1,748.0 million during 2011 compared with $213.7 million of cash provided from investing activities in 2010.

During 2011, the primary uses of cash were capital expenditures of $1,651.5 million, additions to long-term investments and other assets of $213.4 million, and an increase in restricted cash of $60.0 million. During 2011, the Company received net proceeds of $101.4 million from the disposal of long-term investments and other assets, and collected a note receivable of $70.0 million from Harry Winston.

During 2010, the primary sources of cash were proceeds on the Company's disposal of its equity interest in Harry Winston, its Working Interest in Diavik, net cash acquired from business acquisitions, and on the sale of one-half of the Company's interest in Cerro Casale. During 2010 the primary uses of cash were capital expenditures of $628.3 million and cash payments associated with the Company's acquisition of Dvoinoye.

52   KINROSS GOLD 2011

The following table provides a breakdown of capital expenditures:

	Year ended December 31,
(in millions)	2011	2010	Change	% Change (e)

Operating segments
Fort Knox	$103.5	$81.9	$21.6	26%
Round Mountain	48.2	30.7	17.5	57%
Kettle River-Buckhorn	13.4	9.2	4.2	46%
Kupol (a)	195.9	67.3	128.6	191%
Paracatu	339.4	169.5	169.9	100%
Crixás	22.3	25.5	(3.2)	(13%	)
La Coipa	64.6	28.0	36.6	131%
Maricunga	149.3	73.1	76.2	104%
Tasiast (b)	469.2	54.2	415.0	nm
Chirano (b)	94.3	13.6	80.7	nm
Non-operating segments
Fruta del Norte	90.7	38.8	51.9	134%
Cerro Casale (c)	-	4.0	(4.0)	(100%	)
Corporate and Other (d)	60.7	32.5	28.2	87%

Total	$1,651.5	$628.3	$1,023.2	163%

(a)
As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

(b)
The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.

(c)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.

(d)
"Corporate and Other" includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

(e)
"nm" means not meaningful.

Capital expenditures for 2011 increased by $1,023.2 million compared with 2010. The increases in 2011 resulted largely from the expansion at Tasiast and mine development at Chirano post-acquisition of these properties. The increase in the Kupol segment is largely due to the inclusion of development activities at Dvoinoye, which is included in the Kupol segment as of December 31, 2011, upon the Company's declaration of proven and probable reserves. At Maricunga, additional capital expenditures reflect pre-stripping at Pancho Phase 2 and the construction of the SART plant. The increase at Paracatu is mainly attributable to the third and fourth ball mill projects and tailings dam construction. The increase at La Coipa was primarily due to pre-stripping activities. At Fruta del Norte, the increase in capital expenditures reflects the ongoing development of the underground exploration decline. The increase in corporate and other was primarily a result of project development activities performed at Lobo-Marte.

Financing Activities

2011 vs. 2010

Net cash flow provided from financing activities was $634.0 million during 2011 compared with net cash used of $353.0 million in 2010. During 2011, the Company received $1,608.5 million of proceeds from debt which was primarily the $980.9 million in net proceeds from the issuance of senior notes and $194.1 million of net proceeds from the Kupol project financing loan. These proceeds were offset by net repayments of debt of $482.1 million and dividends paid of $124.8 million. Additionally, the Company paid cash to acquire the remaining outstanding share capital of CMGC for total consideration of $335.4 million, increasing its interest in the entity to 100%. During 2010, the $353.0 million use of cash was primarily to repay debt of $334.9 million, which was partially offset by proceeds from debt of$127.3 million, and pay total dividends of $118.3 million.

KINROSS GOLD 2011   53

Balance Sheet

	As at
(in millions)	December 31, 2011	December 31, 2010	December 31, 2009 (c)

Cash and cash equivalents and short-term investments	$1,767.3	$1,466.6	$632.4
Current assets	$3,117.8	$2,663.1	$1,390.9
Total assets	$16,508.8	$17,795.2	$8,013.2
Current liabilities	$795.7	$976.1	$638.0
Total long-term financial liabilities (a)	$2,363.3	$1,215.8	$1,058.2
Total debt, including current portion	$1,633.1	$474.4	$692.2
Total liabilities	$4,038.1	$3,001.9	$2,453.7
Common shareholders' equity	$12,390.4	$14,531.1	$5,559.5
Non-controlling interest	$80.3	$262.2	$132.9
Statistics
Working capital	$2,322.1	$1,687.0	$752.9
Working capital ratio (b)	3.92:1	2.73:1	2.18:1

(a)
Includes long-term debt, provisions, unrealized fair value of derivative liabilities, and other long-term liabilities.

(b)
Current assets divided by current liabilities.

(c)
2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

At December 31, 2011, Kinross had cash and cash equivalents and short-term investments of $1,767.3 million, an increase of $300.7 million over the December 31, 2010 balance due primarily to proceeds from the issuance of new debt. Current assets increased to $3,117.8 million largely due to the increase in cash. Total assets decreased by $1,286.4 million to $16,508.8 million primarily due to goodwill impairment charges of $2,937.6 million, offset by the increase in cash and cash equivalents and additions to property, plant and equipment. Current liabilities were reduced to $795.7 million largely due to a reduction in the unrealized fair value of derivative liabilities. Total debt increased by $1,158.7 million largely due to the issuance of senior notes and the Kupol project financing loan.

On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

On August 10, 2011, the Board of Directors declared a dividend of $0.06 per common share to shareholders of record on September 23, 2011.

On February 16, 2011, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2011.

On August 4, 2010, the Board of Directors declared a dividend of $0.05 per common share. A cash dividend of $0.05 per common share was declared on February 17, 2010.

On August 12, 2009, the Board of Directors declared a cash dividend of $0.05 per common share. A cash dividend of $0.04 per common share was declared on February 18, 2009.

As of February 14, 2012, there were 1,137.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 12.7 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

Credit Facilities and Financing

Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million convertible senior notes due March 15, 2028 (the "convertible notes"), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.04 per share of common stock subject to adjustment. The convertible senior notes may be converted, at the same conversion rate and at

54   KINROSS GOLD 2011

the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the convertible senior notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the convertible senior notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the "notes"). The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, formed part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d'Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment of the facility which included increasing the availability under the facility to $1,200.0 million and extending the term of the facility from November 2012 to March 2015.

As at December 31, 2011, the Company had drawn $55.5 million (December 31, 2010 - $87.7 million) on the amended revolving credit facility, including drawings for the Paracatu term loan of $22.7 million and $32.8 million (December 31, 2010 - $28.6 million) for letters of credit.

The amended credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,250.0 million and increasing by 50% of positive net income each quarter starting with the quarter ending March 31, 2011 (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2011.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

KINROSS GOLD 2011   55

The Company's current ratio of net debt to EBITDA at December 31, 2011, as defined in the agreement, is less than 1.00:1. At this ratio, interest charges are as follows:

Type of Credit	Credit Facility

Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. All other terms and conditions under this facility remain the same. As at December 31, 2011, $135.1 million (December 31, 2010 - $135.1 million) was outstanding under this facility.

Prior to the above noted amendments to the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires on February 18, 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company's net debt to operating cash flow, as defined under the agreement.

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum proven and probable reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of Kinross and formerly known as Bema.

In addition, at December 31, 2011, the Company had approximately $41.0 million (December 31, 2010 - $11.5 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

Kupol project financing

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $204.8 million are pledged as security as part of the Kupol project financing.

As at December 31, 2011, cash of $34.0 million was restricted for payments related to the loan.

56   KINROSS GOLD 2011

The following table outlines the credit facility utilization and availability:

	As at December 31,
(in millions)	2011	2010

Revolving credit facility	$(55.5)	$(87.7)
Utilization of EDC facility	(135.1)	(135.1)

Borrowings	$(190.6)	$(222.8)

Available under revolving credit facility	$1,144.5	$512.3
Available under EDC credit facility	0.9	0.9

Available credit	$1,145.4	$513.2

Total debt of $1,633.1 million at December 31, 2011 consists of $420.7 million for the debt component of the convertible debentures, $981.4 million for the senior notes, $194.1 million for the Kupol term loan, $22.4 million for the Corporate term loan and revolving credit facilities, and $14.5 million in finance leases and other debt. The current portion of this debt is $32.7 million at December 31, 2011.

Liquidity Outlook

In 2012, the Company expects to repay $33.0 million of debt in cash.

The Company's capital resources include existing cash and cash equivalents balances of $1,766.0 million, available credit of $1,145.4 million and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A). We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations in 2012. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to the longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with more traditional bank loans and capital available through debt capital market transactions will fund a portion of the longer term capital expenditure requirements. Another possible source of capital would be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

Certain contractual obligations of the Company as at December 31, 2011 are noted in the table below:

(in millions)	Total	2012	2013	2014	2015	2016	2017 and thereafter

Long-term debt obligations	$1,637.8	$23.5	$481.4	$60.2	$60.0	$269.0	$743.7
Lease obligations	51.8	14.6	8.2	4.7	4.5	4.5	15.3
Purchase obligations	504.6	447.2	35.4	16.7	3.3	2.0	-
Reclamation and remediation obligations	1,091.5	37.7	19.0	15.8	20.4	33.0	965.5
Interest and other fees	866.2	73.9	65.3	61.6	55.4	52.3	557.8
Derivative liabilities	74.3	45.2	21.0	8.1	-	-	-

Total	$4,226.3	$642.1	$630.3	$167.1	$143.6	$360.9	$2,282.3

KINROSS GOLD 2011   57

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

During 2011, the Company closed out and early settled all gold and silver derivative financial instruments and other financial instruments that were required under the terms of the Kupol project financing and were acquired with the acquisition of Bema.

During 2011, the Company entered into gold forward purchase contracts as follows:

•
40,665 ounces of gold at an average price of $1,364 per ounce which matured in 2011; and

•
36,380 ounces of gold at an average price of $1,363 per ounce which mature in 2012.

Commensurate with the engagement of these derivatives, the Company de-designated the gold forward sale contract hedging relationship for 100% of the remaining 2011 maturities and 100% of 2012 maturities. As noted above, the Company subsequently closed out and early settled all outstanding gold and silver forward contracts.

The following table provides a summary of derivative contracts outstanding at December 31, 2011:

	2012	2013	2014	Total

Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	437.4	158.0	88.5	683.9
Average price	1.83	1.92	2.13	1.89

Chilean peso forward buy contracts
(in millions of U.S. dollars)	210.0	72.0	66.0	348.0
Average price	492.86	522.59	553.44	510.50

Russian rouble forward buy contracts
(in millions of U.S. dollars)	110.4	48.0	18.0	176.4
Average price	32.38	32.05	34.84	32.54

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	99.8	24.0	-	123.8
Average price	1.00	1.00	-	1.00

Energy
Oil forward buy contracts (barrels)	290,000	115,000	45,000	450,000
Average price	92.21	91.22	83.04	91.04
Diesel forward buy contracts (gallons)	4,830,000	2,310,000	-	7,140,000
Average price	2.96	2.93	-	2.95
Gasoil forward buy contracts (tonnes)	14,765	-	-	14,765
Average price	933.26	-	-	933.26

Acquired with the acquisition of Bema was an interest rate swap whereby the Company paid a fixed rate of 4.4975% and received a floating interest rate on a principal amount that varied from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company paid a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varied from $3.7 million to $70.0 million. These contracts were closed out and early settled in the third quarter of 2011.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan, maturing in February 2012, for Paracatu. Under the contract, Kinross Brasil Mineração S.A. ("KBM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

58   KINROSS GOLD 2011

Additionally, the following new forward buy derivative contracts were engaged during 2011:

•
$627.9 million at an average rate of 1.88 Brazilian reais, with maturities in 2012, 2013 and 2014;

•
$390.0 million at an average rate of 509.09 Chilean pesos, with maturities in 2011, 2012, 2013 and 2014;

•
$128.4 million at an average rate of 32.33 Russian roubles, with maturities in 2012, 2013 and 2014;

•
$145.8 million at an average rate of 1.00 Canadian dollars, with maturities in 2011, 2012 and 2013;

•
602,000 barrels of oil at an average rate of $92.09 per barrel, with maturities in 2011, 2012, 2013 and 2014;

•
7.14 million gallons of diesel at an average rate of $2.95 per gallon, with maturities in 2012 and 2013; and

•
16,107 tonnes of gasoil at an average rate of $933.25 per tonne, with maturities in 2011 and 2012.

Fair value of derivative instruments

The fair value of derivative instruments are noted in the table below:

	As at
(in millions)	December 31, 2011	December 31, 2010

Asset (liability)
Interest rate swap	$(0.1)	$(4.4)
Foreign currency forward contracts	(75.1)	55.0
Gold and silver forward contracts	-	(333.7)
Energy forward contract	1.6	1.7
Total return swap	(0.7)	-
Canadian $ denominated common share purchase warrant liability	(18.6)	(48.4)
Senior convertible notes - conversion option	(2.6)	(38.9)

	$(95.5)	$(368.7)

Contingent Liability

The Company was obligated to pay $40 million to Barrick Gold Corporation ("Barrick") when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

The Company has become aware that certain law firms in the United States have announced that they are investigating Kinross in connection with potential violation of United States Securities laws. No proceedings have been commenced to date, however the Company may become subject to proceedings in the future.

KINROSS GOLD 2011   59

7. SUMMARY OF QUARTERLY INFORMATION

	2011				2010
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$949.3	$1,069.2	$987.8	$937.0	$920.4	$735.5	$696.6	$657.6
Net earnings (loss) attributed to common shareholders	$(2,783.7)	$212.6	$247.4	$250.1	$(72.9)	$540.9	$110.4	$181.3
Basic earnings (loss) per share	$(2.45)	$0.19	$0.22	$0.22	$(0.06)	$0.71	$0.16	$0.26
Diluted earnings (loss) per share	$(2.45)	$0.19	$0.22	$0.22	$(0.06)	$0.69	$0.16	$0.26
Net cash flow provided from operating activities	$418.1	$302.4	$361.3	$335.1	294.5	249.1	229.9	228.7

The Company's results over the past several quarters have been driven primarily by fluctuations in gold price and increases in gold equivalent ounces produced. Additionally, increases in input costs and fluctuations in the silver price and foreign exchange rates have impacted results.

During the fourth quarter of 2011, revenue increased to $949.3 million on gold equivalent ounces sold of 607,948 compared with revenue of $920.4 million on sales of 696,355 gold equivalent ounces during the fourth quarter of 2010. The average realized gold price per ounce in the fourth quarter of 2011 was $1,601 compared with the average spot price of gold during this period of $1,683 per ounce. The variance was driven primarily by the Company's gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $69 per ounce for the fourth quarter of 2011.

Production cost of sales increased by 4% to $386.7 million in the final quarter of 2011 versus $372.6 million in the prior year, largely due to higher input costs in areas such as energy and labour, as well as higher throughput.

In the fourth quarter of 2011, the Company recorded a goodwill impairment charge at its Tasiast and Chirano mines, totaling $2,937.6 million.

During the fourth quarter of 2011, operating cash flows increased to $418.1 million compared with $294.5 million during the fourth quarter of 2010 largely due to an increase in gross margins earned.

On December 21, 2011, the Company completed a $200.0 million, non-recourse, term loan financing with a group of international financial institutions. The loan matures on September 30, 2016, and bears interest at LIBOR plus 2.50%. Semi-annual principal repayments will commence in March 2013.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying audited consolidated financial statements, Kinross' management evaluated the effectiveness of its disclosure controls and procedures, and internal control over financial reporting. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at December 31, 2011. During 2011, Fort Knox, Round Mountain, Kettle River-Buckhorn, Lobo-Marte, and the Corporate offices in Toronto, Canada and Reno, U.S.A, converted to a new version of their ERP system, and La Coipa and Maricunga converted to a new ERP system. The conversions in the ERP system have not resulted in any significant changes in internal controls during the year ended December 31, 2011. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion for all conversions. As at September 30, 2011, the Company also expanded its disclosure controls and procedures and internal controls over financial reporting to include the former Red Back operations.

60   KINROSS GOLD 2011

In addition, management evaluated the impact on the design and operating effectiveness of internal controls that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011, and concluded that it had not significantly affected the Company's internal control over financial reporting.

Limitations of Controls and Procedures

Kinross' management, including the CEO and the CFO believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") became Canadian GAAP ("CDN GAAP") for publicly accountable enterprises. As a result, Kinross' audited consolidated financial statements for the year ended December 31, 2011 are reported in accordance with IFRS, with comparative information for 2010 restated. These financial statements are the Company's first annual consolidated financial statements prepared under IFRS and have been prepared in accordance with IFRS 1 "First Time Adoption of International Financial Reporting Standards" ("IFRS 1").

The Company developed and executed a changeover plan in order to begin reporting in accordance with IFRS from January 1, 2011. The changeover plan included an assessment phase, a design phase, and an implementation phase, each of which set out activities to be performed over the life of the project. Throughout 2011, we continued to execute the final phase of our changeover plan. Activities in this respect included continuing to execute business process and internal control changes, testing internal controls impacted by our IFRS changeover in connection with our 2011 annual internal controls program, monitoring accounting and regulatory developments and evaluating impacts on our financial reporting, and continuing to fulfill presentation and reporting requirements. The implementation phase culminated in the preparation of our 2011 annual consolidated financial statements under IFRS.

Reconciliations from CDN GAAP to IFRS

Note 22 of our annual consolidated financial statements for the year ended December 31, 2011 includes reconciliations from our previous CDN GAAP reporting to IFRS for our opening balance sheet as at January 1, 2010, our balance sheet as at December 31, 2010 and our statement of operations for the year ended December 31, 2010.

IFRS accounting policies

Our significant accounting policies under IFRS are disclosed in Note 3 of our consolidated financial statements for the year ended December 31, 2011, and resulting accounting changes are highlighted in our reconciliations from previous CDN GAAP reporting. The exemptions from full retrospective application elected by the Company in accordance with IFRS 1 are disclosed in Note 22 of our consolidated financial statements for the year ended December 31, 2011.

The Company adopted a new goodwill policy as a result of the adoption of IFRS. Under previous CDN GAAP, the Company recognized exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires EAV to be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, EAV currently recognized within goodwill remained as goodwill on the date of transition and goodwill was assessed for impairment in accordance with IFRS.

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Exploration potential acquired in business combinations effected on or after January 1, 2010 are included within property, plant and equipment. As a result, the Company adopted a new goodwill impairment model under IFRS. This model uses a net asset value ("NAV") multiple methodology which applies a market multiple to the estimated present value of future cash flows for the Company's cash generating units to which goodwill is allocated. The resulting fair value less costs to sell estimate is then compared to the carrying value of the cash generating unit ("CGU") to determine and measure any impairment.

On transition to IFRS, and for the year ended December 31, 2010 we did not record any goodwill impairment charges. For the year ended December 31, 2011 we recorded an impairment charge of $2,937.6 million related to goodwill.

10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross' accounting policies are described in Note 3 to the consolidated financial statements. The preparation of the Company's financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and

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probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Other Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

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Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management's best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Deferred Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

Recent Accounting Pronouncements

Stripping costs

In October 2011, the IASB issued IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" ("IFRIC 20") which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with IAS 2 "Inventories"; when the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for in accordance with IFRIC 20 as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, and permits early adoption. The Company is in the process of determining the impact on its consolidated financial statements.

Financial instruments

The IASB has issued IFRS 9 "Financial Instruments" which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company's annual year end beginning January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRS 7 "Financial instruments - Disclosures" ("IFRS 7") was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

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The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. There was no impact of the amendments to IFRS 7 upon adoption on January 1, 2012.

Consolidation and related standards

The IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013. The Company has not yet determined the impact of these standards on its financial statements.

IFRS 10 "Consolidated Financial Statements" ("IFRS 10"), which replaces parts of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and all of SIC-12, "Consolidation - Special Purpose Entities", changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

IAS 27 "Separate Financial Statements (2011)" ("IAS 27 (2011)") was reissued and now only contains accounting and disclosure requirements for when an entity prepares separate financial statements, as the consolidation guidance is now included in IFRS 10.

IFRS 11 "Joint Arrangements" ("IFRS 11"), which replaces IAS 31, "Interests in Joint Ventures" and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers", requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture's net assets using the equity method of accounting. The choice to proportionally consolidate joint ventures is prohibited.

IAS 28 "Investments in Associates and Joint Ventures (2011)" ("IAS 28") was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

IFRS 12 "Disclosure of Interests in Other Entities" ("IFRS 12") is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity's interests in other entities.

Fair value measurement

The IASB also has issued the following standard, which is effective for annual periods beginning on or after January 1, 2013, for which the Company has not yet determined the impact on its consolidated financial statements.

IFRS 13 "Fair Value Measurement" ("IFRS 13") provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use across all IFRS standards.

11. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2010, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company's Annual Information Form for the year ended December 31, 2011, which will be filed on SEDAR.

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Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

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Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Mauritania and Ghana are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Mineral Reserve and Mineral Resource Estimates

The reserve mineral and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of mineral reserves and uneconomical mineral resources and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross' mines and development projects were estimated as of December 31, 2011, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures,

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development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, profitability, results of operations and financial condition.

Kinross' actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

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Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations at all times.

The Federal Public Attorney ("FPA") in Brazil filed a lawsuit relating to the rights of the Quilombola people in connection with the lands being used to construct the Eustaquio tailings facility at Paracatu. As part of the lawsuit, the FPA had applied for an injunction seeking to enjoin the issuance by the state authority of the permit to operate the Eustaquio tailings facility, which remains under construction. The FPA's injunction was denied and the permit to operate was issued. However, the lawsuit is pending and, if successful, it is possible that the license to operate could be suspended in the future. Based on the remaining capacity of the existing San Antonio tailing facility, the Eustaquio tailing facility must be available for use by year-end 2012 in order to maintain continuing operations. If the the FPA's lawsuit is successful and the license to operate is suspended, the appeal process is expected to take up to six months. The Company continues to vigorously oppose the lawsuit and, if the Company is unsuccessful, it will vigorously pursue an appeal. The Company believes that the lawsuit by the FPA should not be successful.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company's ability to develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company's ability to develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Ventures

Certain of the operations in which the Company has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2012, sensitivity to a 10% change in the gold price is estimated to have

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a $370.0 million impact on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2012, sensitivity to a 10% change in the silver price is estimated to have a $23.0 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company's results of operations and cash flow. The Company's corporate revolving credit and term loan facilities and the Kupol project financing are subject to variable interest rates.

Hedging Risks

The Company's earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As a result of the acquisition of Bema in 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. All outstanding gold and silver hedge contracts were closed out and early settled in 2011. In addition, purchased silver put options and written silver call options with respect to the production at the Puren deposit in Chile matured in 2011. As at December 31, 2011, there were no gold and silver derivative financial instruments outstanding.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company's pre-tax earnings to changes in the U.S dollar is disclosed in Note 12 of the Company's audited consolidated financial statements for 2011.

Credit, Counterparty and Liquidity Risk

Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.

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As at December 31, 2011, the Company's gross credit exposure, including cash and cash equivalents, was $1,970.5 million and at December 31, 2010, the gross credit exposure, including cash and cash equivalents, was $1,720.2 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects. The shortage of such commodities, equipment and parts or a significant increase in their cost could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile. Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company's control. An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross' operations and development projects. If the costs of certain commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company's financial performance and results of operations.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate. Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations and cash flows.

Global Financial Condition

The current volatility in the global financial markets combined with weakness in the global economy continues to impact the profitability and liquidity of businesses in most industries. The fallout from the current global financial and economic crisis has resulted in the following conditions, which may have an impact on the profitability and cash flows of the Company:

•
Volatility in commodity prices and foreign exchange rates;

•
Tightening of credit markets;

•
Increased counterparty risk; and

•
Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company's revenues, earnings and cash flows, as noted above in the sections titled "Gold Price and Silver Price" and "Foreign Currency Exchange Risk".

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not had an impact on the Company's liquidity. The Company re-negotiated its revolving credit facility

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agreement in 2011 to increase the amount of available credit to $1.2 billion and extended its term to March 2015; as at December 31, 2011, the Company had $1,145.4 million available under its credit facility arrangements. Also, in August 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021, and $250.0 million principal amount of 6.875% senior notes due 2041. Additionally, in December 2011, the Company completed the funding of the $200.0 million non-recourse loan from a group of international financial institutions. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with. The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross' equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

The Kinross common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange ("NYSE"). The price of the Kinross common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor's ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE further reducing market liquidity.

As a result of any of these factors, the market price of its common shares at any given point in time may not accurately reflect Kinross' long-term value. Securities class action litigation has been brought against companies following periods of volatility or significant decline in the market price of their securities. Kinross may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Goodwill Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value less costs to sell of Kinross' CGUs to their carrying values. The fair values of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross' control. Kinross' fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than those estimates. In connection with Kinross' 2011 evaluation, Kinross has recorded a goodwill impairment charge of $2.937.6 million, which relates to goodwill at Tasiast and Chirano. In the absence of any mitigating valuation factors, Kinross' failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

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12. SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributed to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings (loss) and earnings (loss) per share measures as determined under IFRS.

The following table provides a reconciliation of consolidated net earnings (loss) to adjusted net earnings for the periods presented:

	Year ended December 31
(in US$ millions)	2011	2010

Net earnings (loss) attributed to common shareholders - as reported	$(2,073.6)	$759.7
Adjusting items:
Foreign exchange (gains) losses	(12.0)	0.2
Non-hedged derivatives gains - net of tax	(60.0)	(53.6)
Gains on acquisition/disposition of assets and investments - net of tax	(26.5)	(572.2)
Red Back acquisition costs	-	41.5
Impairment charges	2,937.6	290.7
Reclamation and remediation expense - net of tax	12.2	6.3
Change in deferred income tax due to change in Chile's corporate income tax rate	-	(2.2)
Inventory fair value adjustment - net of tax	9.7	9.4
Taxes on repatriation of certain foreign earnings	46.6	20.0
Taxes in respect of prior years	(33.6)	6.6
FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	71.4	(20.0)

	2,945.4	(273.3)

Net earnings attributed to common shareholders - Adjusted	$871.8	$486.4

Weighted average number of common shares outstanding - Basic	1,136.0	824.5

Net earnings per share - Adjusted	$0.77	$0.59

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Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Year ended December 31,
(in millions)	2011	2010

Cash flow provided from operating activities - as reported	$1,416.9	$1,002.2
Adjusting items:
Close out and early settlement of derivative instruments	48.7	-
Working capital changes:
Accounts receivable and other assets	118.0	87.9
Inventories	233.7	96.5
Accounts payable and other liabilities, including taxes	(218.6)	(77.0)

	181.8	107.4

Adjusted operating cash flow	$1,598.7	$1,109.6

Weighted average number of common shares outstanding - Basic	1,136.0	824.5

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

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Management uses these measures to monitor and evaluate the performance of its operating properties.

	Year ended December 31,
(in millions)	2011	2010

Production cost of sales	$1,596.4	$1,249.0
Less: portion attributable to Kupol non-controlling interest (a)	(21.0)	(59.1)
Less: portion attributable to Chirano non-controlling interest	(18.2)	(5.2)

Attributable production cost of sales	1,557.2	1,184.7

Gold equivalent ounces sold	2,701,358	2,537,175
Less: portion attributable to Kupol non-controlling interest (a)	(63,802)	(185,141)
Less: portion attributable to Chirano non-controlling interest	(26,269)	(8,529)

Attributable equivalent gold ounces sold	2,611,287	2,343,505

Production cost of sales per gold equivalent ounce sold	$591	$492

Attributable production cost of sales per gold equivalent ounce sold	$596	$506

(a)
On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Year ended December 31,
(in millions)	2011	2010

Production cost of sales	$1,596.4	$1,249.0
Less: portion attributable to Kupol non-controlling interest (a)	(21.0)	(59.1)
Less: portion attributable to Chirano non-controlling interest	(18.2)	(5.2)
Less: attributable silver sales	(283.0)	(179.8)

Attributable production cost of sales net of silver by-product revenue	$1,274.2	$1,004.9

Gold ounces sold	2,425,946	2,352,044
Less: portion attributable to Kupol non-controlling interest (a)	(49,299)	(158,407)
Less: portion attributable to Chirano non-controlling interest	(26,155)	(8,504)

Attributable gold ounces sold	2,350,492	2,185,133

Attributable production cost of sales per ounce sold on a by-product	$542	$460

(a)
On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for

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"safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Management's Discussion and Analysis. Forward-looking statements include, without limitation, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "proposes", "expects" or "does not expect", "is expected", "budget", "scheduled", "timeline", "envision", "estimates", "forecasts", "goal", "guidance", "opportunity", "objective", "outlook", "potential", "prospects", "targets", "models", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Management's Discussion and Analysis, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management's Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross' current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross' current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross' expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross' current expectations, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; and (16) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks

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arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, including but not limited to income tax, advance income tax, stamp tax withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes, controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S., the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Management's Discussion and Analysis are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form and Management Discussion and Analysis for the year ended December 31, 2010. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce. (6)

A $10 change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Management's Discussion and Analysis, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101. The technical information about the Company's drilling and exploration activities contained in this document has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a "qualified person" within the meaning of National Instrument 43-101.

(6)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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